SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: March 23, 2011

China Kanghui Holdings Reports Fourth Quarter and Full Year 2010 Financial Results

4Q10 Net Revenue Up 33.1% YOY to RMB72.3 Million

4Q10 Non-GAAP Net Income Up 45.4% YOY to RMB28.2 Million

CHANGZHOU, March 23, 2011 – China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced financial results for the fourth quarter and full year of 2010.

Mr. Libo Yang, the Company’s Chief Executive Officer, stated, “Our fourth quarter financial results reflect our continued fundamental strength as we finished a landmark year in our Company’s history. In 2010, we completed a successful IPO and achieved record financial results. In January 2011, we launched our first partnership to enable our entry into the joint reconstruction market. We are more excited than ever about the fast-growing Chinese orthopedic device market, and we continue to establish Kanghui as a leading international provider of innovative and diversified orthopedic products.”

Fourth Quarter 2010 Financial Highlights

•	Net revenue increased 33.1% to RMB72.3 million ($11.0 million1) from RMB54.3 million in the same period of the prior year;

•	Gross profit increased 33.4% to RMB52.3 million ($7.9 million) from RMB39.2 million in the same period of the prior year;

•	Operating income increased 49.3% to RMB30.6 million ($4.6 million) from RMB20.5 million in the same period of the prior year;

•

Net income increased 63.7% to RMB27.5 million ($4.2 million) from RMB16.8 million in the same period of the prior year. This is equivalent to approximately RMB1.10 ($0.17) per diluted ADS[2] in the fourth quarter of 2010;

•

Non-GAAP net income, which excludes share based compensation expense, increased 45.4% to RMB28.2 million ($4.3 million)from RMB19.4 million in the same period of the prior year. This is equivalent to approximately RMB1.12 ($0.17) per diluted ADS in the fourth quarter of 2010.

Fourth Quarter 2010 Financial Performance

Net revenue increased 33.1% to RMB72.3 million ($11.0 million) in the fourth quarter 2010 from RMB54.3 million in the fourth quarter of 2009. Net revenue from trauma products increased 22.7% to RMB43.8 million from RMB35.7 million in the corresponding period of the prior year. Net revenue from spine products increased 69.5% to RMB22.2 million from RMB13.1 million in the corresponding period of the prior year. Net revenue from OEM products increased 14.5% to RMB6.3 million from RMB5.5 million in the corresponding period of the prior year. Domestic sales of proprietary products increased 34.6% year over year to RMB55.2 million from RMB41.0 million, while international sales of proprietary products increased 38.5% year over year to RMB10.8 million from RMB7.8 million. In addition, net revenue increased sequentially 13.7% in the fourth quarter of 2010, from net revenue of RMB63.6 million in the third quarter of 2010.

In the fourth quarter of 2010, gross profit increased 33.4% to RMB52.3 million ($7.9 million) from RMB39.2 million in the corresponding period of the prior year. Gross margin for the fourth quarter of 2010 was 72.3%, compared to 72.2% in the fourth quarter of 2009. In addition, gross profit increased sequentially 14.4% in the fourth quarter of 2010, from gross profit of RMB45.7 million in the third quarter of 2010.

1.	This announcement contains translations of certain Renminbi (“RMB”) amounts into US dollars (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter and for the year ended December 31, 2010 were made at the noon buying rate of RMB 6.600 to USD1.00 on December 31, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.
2.	Each of the Company’s American Depositary Shares (“ADS”), which are traded on the New York Stock Exchange, represents six of the Company’s ordinary shares.

Operating income increased 49.3% to RMB30.6 million ($4.6 million) in the fourth quarter of 2010, from RMB20.5 million in the comparable period of 2009. Operating margin increased to 42.3% in the fourth quarter of 2010 from 37.8% in the corresponding period of the prior year.

Selling expenses increased 22.8% to RMB11.3 million ($1.7 million) in the fourth quarter of 2010 from RMB9.2 million in the corresponding period of the prior year. General and administrative expenses increased 22.2% to RMB8.8 million ($1.3 million) in the fourth quarter of 2010 from RMB7.2 million in the corresponding period of the prior year. Research and development expenses decreased 29.2% to RMB 1.7 million ($261,000) in the fourth quarter of 2010 from RMB2.4 million in the corresponding period of the prior year.

Provision for income taxes in the fourth quarter of 2010 decreased to RMB2.6 million ($369,000), representing an effective tax rate of 8.7%, from RMB7.0 million, representing an effective tax rate of 29.3%, in the corresponding period of the prior year. The difference in taxes paid primarily reflects withholding income tax in relation to reinvestment of RMB4.3 million recorded in the fourth quarter of 2009.

Net income was RMB27.5 million ($4.2 million) in the fourth quarter of 2010, up 63.7% from RMB16.8 million in the fourth quarter of 2009. On a diluted per ADS basis, the Company reported RMB1.10 ($0.17) in the fourth quarter of 2010, compared to a loss per diluted ADS of RMB0.77 in the corresponding period of the prior year. Non-GAAP net income, which excludes share based compensation expenses, increased 45.4% to RMB28.2 million ($4.3 million) from RMB19.4 million in the corresponding period of the prior year. The Company reported non-GAAP net income per diluted ADS of RMB1.12 ($0.17) in the fourth quarter of 2010. This compares to a loss per diluted ADS of RMB0.50 in the corresponding period of the prior year. Net income results on a per share and per ADS basis for the fourth quarter of 2009 reflect the impact of accretion of redeemable convertible preferred shares which were converted to ordinary shares in the Company’s August 2010 initial public offering.

During the fourth quarter of 2010, the Company had a weighted average diluted share count of approximately 150.6 million shares, or 25.1 million ADSs, compared to 57.7 million shares, or 9.6 million ADSs, in the fourth quarter of 2009.

Full Year 2010 Financial Highlights

•	Net revenue increased 31.7% to RMB242.7 million ($36.8 million) from RMB184.3 million in the prior year;

•	Gross profit increased 32.3% to RMB171.4 million ($26.0 million) from RMB129.6 million in the prior year;

•	Operating income increased 40.4% to RMB108.0 million ($16.4 million) from RMB76.9 million in the prior year;

•	Net income increased 32.9% to RMB99.7 million ($15.1million) from RMB75.0 million for the prior year. This is equivalent to approximately RMB1.60 ($0.24) per diluted ADS for 2010;

•

Non-GAAP net income, which excludes share based compensation expense, increased 26.3% to RMB107.7 million ($16.3 million) from RMB85.3 million in the prior year. This is equivalent to approximately RMB2.08 ($0.31) per diluted ADS in the full year 2010.

Full Year 2010 Financial Performance

For the year ended December 31, 2010, net revenue increased 31.7% to RMB242.7 million ($36.8 million) from RMB184.3 million for the prior year. Net revenue from trauma products increased 36.0% to RMB154.2 million from RMB113.4 million for the prior year. Net revenue from spine products increased 36.4% to RMB68.2 million from RMB50.0 million for the prior year. Net revenue from OEM products decreased 2.9% to RMB20.3 million from RMB20.9 million for the prior year. The increase in revenue for 2010 also reflects international revenue growth of 77.2% and domestic revenue growth of 29.5%, on a year over year basis. Gross profit increased 32.3% to RMB171.4 million ($26.0 million) from RMB129.6 million in the prior year. Operating income increased 40.4% to RMB108.0 million ($16.4 million) for 2010 from RMB76.9 million for 2009.

Net income was RMB99.7 million ($15.1 million) for the year ended December 31, 2010, compared to RMB75.0 million for the prior year. This is equivalent to RMB1.60 ($0.24) per diluted ADS in the full year 2010. Non-GAAP net income, which excludes share-based compensation expenses, was RMB107.7 million ($16.3 million), compared to RMB85.3 million for the prior year. This is equivalent to RMB2.08 ($0.31) per diluted ADS in the full year 2010.

The weighted average number of diluted shares outstanding was approximately 100.3 million, equivalent to 16.7 million ADSs, for the year ended December 31, 2010, compared to a weighted average of 57.7 million diluted shares outstanding, equivalent to 9.6 million ADSs, for the year ended December 31, 2009.

Mr. Yang continued, “We believe our progress in 2010 laid a solid foundation for our continued growth in 2011, and we are focusing on further penetrating both our existing domestic and international markets while expanding into new growth opportunities. On that note, today we furthered our presence into the joint reconstruction market with the announcement of our acquisition of a majority stake in Beijing Wei Rui Li Medical Device Co., Ltd., or Wei Rui Li, a domestic Chinese provider of approved knee and hip systems. The deal enables us to work towards launching a competitive knee product in the Chinese market in 2012, and it nicely complements our recently announced exclusive partnership with Consensus Orthopedics. We are delighted with the progress achieved as we position Kanghui as a leader in product quality in the fast-growing and relatively underserved joint reconstruction market in China.”

Balance Sheet

As of December 31, 2010, the Company had cash and cash equivalents of RMB262.5 million ($39.8 million), compared to RMB122.6 million as of December 31, 2009. As of December 31, 2010, the Company held short-term investments of RMB 266.7 million ($40.4 million), compared to RMB27.0 million as of December 31, 2009. Short-term investments are fixed rate investments with three to twelve months maturities.

Ms. Sarah Wang, Chief Financial Officer of the Company, said, “We are pleased with our fourth quarter results which demonstrate our continued operational strength to enhance our revenue and profitability, as we further increase our market share and expand our presence both domestically and internationally.”

Non-Cash Share-Based Compensation Expense Discussion

The Company recognized non-cash share-based compensation expenses of approximately RMB661,000 ($100,000) and RMB8.0 million ($1.2 million) in the fourth quarter of 2010 and the year ended December 31, 2010 respectively.

The Company classified these non-cash share-based compensation expenses in 2010 and 2009 in its costs of revenue, selling expenses, general and administrative expenses as well as in research and development expenses. The break out of these expenses per line item is provided in the financial tables attached to this press release.

The Company has provided a non-GAAP presentation of results which excludes the non-cash share based compensation expenses. Please refer to the non-GAAP presentation provided in the appendix for a year over year comparison of non-cash share-based compensation expenses. The Company believes that non-GAAP presentation is a helpful tool for the Company to plan and forecast future periods and both management and investors benefit from referring to such non-GAAP presentation in assessing the performance of the Company.

Fiscal Year 2011 Business Outlook

The Company expects year-over-year revenue growth of 20% to 25% in 2011, bringing revenue for the full year 2011 in the range of RMB292 million to RMB303 million. The Company also expects its full year 2011 non-GAAP net income to be in the range of RMB128 million to RMB133 million, excluding the impact of operating expenses related to the exclusive partnership with Consensus Orthopedic and the acquisition of the majority stake in Wei Rui Li. After taking into account the operating expenses relating to these transactions, the Company believes that non-GAAP net income for the full year 2011 will be between RMB121 million and RMB126 million.

Conference Call

The Company will hold a conference call at 8:00 a.m. ET on March 24, 2011 to discuss fourth quarter results. Listeners may access the call by dialing:

United States toll free:	1-866-713-8310
China toll free:	800-712-2655
China toll:	400-881-1629
Hong Kong toll free:	800-963-844
International:	1-617-597-5308
Conference ID:	58703466

A telephone replay will be accessible through April 6, 2011 by dialing:

United States toll free:	1-888-286-8010
International:	1-617-801-6888
Conference ID:	45752045

A webcast will also be available through the Company’s website at www.kanghui.com.

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine. It has an extensive network of distributors for its products in China. In addition, Kanghui’s products are distributed in 27 countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of existing product lines and enhancements of existing products. For more information, please visit www.kanghui.com.

Use of Non-GAAP Financial Measures

The Company has included non-GAAP financial measures in this press release. Non-GAAP financial measures are defined as GAAP gross profit, operating income, net income, net margin, basic earnings per share and per ADS, and diluted earnings per share and per ADS, excluding non-cash share based compensation expense. The Company believes that management and investors benefit from referring to the non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The use of non-GAAP financial measures has limitations and readers should not consider non-GAAP financial measures in isolation from or as alternatives to consolidated financial metrics prepared in accordance with U.S. GAAP. Readers are encouraged to refer to the reconciliation of non-GAAP measures to GAAP measures included herein.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature, including, among other things, the Company’s unaudited operating results for 2010 and anticipated operating results for 2011, the synergy of the Company’s partnership with Consensus Orthopedics and its acquisition of a majority stake in Wei Rui Li, the ability for the Company to enter into the joint reconstruction market and the ability for the Company to launch knee products in the Chinese market in 2012. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the new product portfolio may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus as filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission.

Contact Information

Kanghui Investor Relations Department: 646-416-6822

ICR, LLC

In the U.S.: Ashley Ammon De Simone: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6583-7510

China Kanghui Holdings

Summary - Fourth Quarter And Year Ended December 31, 2010

(RMB in thousands, except for share, ADS, per share data and per ADS data)

	Three months ended December 31,			Year ended December 31,
	2010 Unaudited	2009 Unaudited	% chg	2010 Unaudited	2009 Unaudited	% chg
Net revenue	72,285	54,311	33.1%	242,754	184,331	31.7%
Gross profit	52,304	39,213	33.4%	171,447	129,612	32.3%
Non-GAAP Gross Profit	52,352	39,264	33.3%	171,638	129,817	32.2%
Operating Income	30,550	20,462	49.3%	107,969	76,875	40.4%
Non-GAAP Operating Income	31,211	23,053	35.4%	115,964	87,183	33.0%
EBITDA	32,848	26,771	22.7%	118,057	95,835	23.2%
Net income	27,529	16,813	63.7%	99,707	74,967	33.0%
Non-GAAP Net Income	28,190	19,404	45.3%	107,702	85,275	26.3%
Earning (Loss) per share - Basic	0.20	(0.13)		0.30	(0.20)
Earning (Loss) per ADS - Basic	1.21	(0.77)		1.81	(1.22)
Non-GAAP earning per share - Basic	0.21	(0.08)		0.39	(0.02)
Non-GAAP earning per ADS - Basic	1.24	(0.50)		2.36	(0.14)
Earning (Loss) per share-Diluted	0.18	(0.13)		0.27	(0.20)
Earning (Loss) per ADS - Diluted	1.10	(0.77)		1.60	(1.22)
Non-GAAP earning per share - Diluted	0.19	(0.08)		0.35	(0.02)
Non-GAAP earning per ADS - Diluted	1.12	(0.50)		2.08	(0.14)

Revenue By Segment:
- By Product
Trauma	43,747	35,661	22.7%	154,220	113,380	36.0%
Spine	22,236	13,126	69.4%	68,210	50,056	36.3%
OEM	6,302	5,524	14.1%	20,324	20,895	(2.7%)
- By Business Segment
Domestic	55,168	41,007	34.5%	182,528	140,916	29.5%
International	10,815	7,780	39.0%	39,902	22,520	77.2%
OEM	6,302	5,524	14.1%	20,324	20,895	(2.7%)

*	Each of the Company’s American Depositary Shares, which are traded on New York Stock Exchange, represents six of the Company’s ordinary shares.

China Kanghui Holdings

Consolidated Balance Sheets

Expressed in thousands

	As of December 31, 2010		As of December 31, 2009
	Unaudited	Unaudited	Audited
	RMB	US$	RMB
Assets
Current assets:
Cash and cash equivalents	262,476	39,769	122,567
Bills receivable	8,163	1,237	4,666
Short-term investments	266,673	40,405	27,044
Accounts receivable, net	55,131	8,353	43,202
Inventories, net	86,266	13,071	75,674
Prepayments and other current assets	11,693	1,772	9,912
Deferred tax assets	12,134	1,838	8,356
Amount due from related parties	644	97	20,468

Total current assets	703,180	106,542	311,889

Non-current assets:
Property, plant and equipment, net	107,237	16,248	72,487
Intangible assets, net	46,995	7,121	50,588
Prepaid land lease payments	23,298	3,530	2,371
Goodwill	131,527	19,928	130,985
Deposits for non-current assets	37,507	5,683	21,799
Deferred tax assets	2,436	369	2,670

Total non-current assets	349,000	52,879	280,900

Total assets	1,052,180	159,421	592,789

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	15,086	2,286	10,665
Accrued expenses and other liabilities	47,433	7,187	39,727
Income tax payable	2,830	429	3,026
Deferred revenue	289	44	425
Uncertain tax positions	8,004	1,213	13,145
Amount due to related parties	4,040	612	38,960

Total current liabilities	77,682	11,771	105,948

Non-current liabilities:
Deferred government grants	5,511	835	7,832
Deferred tax liabilities	11,700	1,773	12,225

Total non-current liabilities	17,211	2,608	20,057

Total liabilities	94,893	14,379	126,005
Commitments and contingencies

China Kanghui Holdings

Consolidated Balance Sheets

Expressed in thousands

	As of December 31, 2010		As of December 31, 2009
	Unaudited	Unaudited	Audited

	RMB	US$	RMB
Mezzanine equity:
Series A redeemable convertible preferred shares (par value of US$0.001 per share; 13,173,160 shares authorized, issued and outstanding as of December 31, 2009 and nil issued and outstanding as of December 31, 2010 (unaudited))	—	—	71,198
Series B redeemable convertible preferred shares (par value of US$0.001 per share; 26,061,610 shares authorized, issued and outstanding as of December 31, 2009 and nil issued and outstanding as of December 31, 2010 (unaudited))	—	—	318,262
Series B-1 redeemable convertible preferred shares (par value of US$0.001 per share; 1,824,930 shares authorized, issued and outstanding as of December 31, 2009 and nil issued and outstanding as of December 31, 2010 (unaudited))	—	—	15,921

Total mezzanine equity	—	—	405,381
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 958,940,300 shares authorized as of December 31, 2009 and December 31, 2010 (unaudited); 57,714,400 shares issued and outstanding as of December 31, 2009 and 136,821,600 shares issued and outstanding as of December 31, 2010 (unaudited))	999	151	462
Additional paid-in capital	892,298	135,196	28,053
Accumulated other comprehensive loss	(16,737)	(2,536)	(13,536)
Statutory reserves	31,247	4,734	20,782
Retained earnings	49,480	7,497	25,642

Total shareholders’ equity	957,287	145,042	61,403

Total liabilities, mezzanine equity and shareholders’ equity	1,052,180	159,421	592,789

China Kanghui Holdings

Consolidated Statements of Operations

Expressed in thousands, except share and per share data

	Three months ended December 31,			Year ended December 31,
	2010		2009	2010		2009
	RMB Unaudited	US$ Unaudited	RMB Unaudited	RMB Unaudited	US$ Unaudited	RMB Audited
Net revenue	72,285	10,952	54,311	242,754	36,781	184,331
Cost of revenue	(19,981)	(3,027)	(15,098)	(71,307)	(10,804)	(54,719)

Gross profit	52,304	7,925	39,213	171,447	25,977	129,612

Operating expenses:
Selling expenses	(11,273)	(1,708)	(9,194)	(28,230)	(4,277)	(23,246)
General and administrative expenses	(8,756)	(1,327)	(7,202)	(29,765)	(4,510)	(25,615)
Research and development costs	(1,725)	(261)	(2,355)	(5,483)	(831)	(3,876)

Operating income	30,550	4,629	20,462	107,969	16,359	76,875
Interest income	1,058	160	332	2,915	442	974
Government grants	3,130	474	3,150	3,490	529	9,807
Other income	91	14	13	569	86	318
Other expenses	(422)	(64)	(79)	(735)	(112)	(337)
Foreign exchange loss	(4,259)	(645)	(86)	(7,340)	(1,112)	(286)

Income before income taxes	30,148	4,568	23,792	106,868	16,192	87,351
Income tax expense	(2,619)	(397)	(6,979)	(7,161)	(1,085)	(12,384)

Net income	27,529	4,171	16,813	99,707	15,107	74,967

Accretion of redeemable convertible preferred shares:
Series A	—	—	(2,896)	(7,572)	(1,147)	(10,739)
Series B	—	—	(20,300)	(54,988)	(8,332)	(73,180)
Series B-1	—	—	(1,049)	(2,844)	(431)	(2,736)
Earnings allocated to participating preferred shareholders	—	—	—	(7,582)	(1,149)	—

Net income (loss) attributable to ordinary shareholders	27,529	4,171	(7,432)	26,721	4,048	(11,688)

Earning (Loss) per share
Basic	0.20	0.03	(0.13)	0.30	0.05	(0.20)
Diluted	0.18	0.03	(0.13)	0.27	0.04	(0.20)

Shares used in earnings (loss) per share computation:

Basic	136,821,600	136,821,600	57,714,400	88,408,057	88,408,057	57,714,400
Diluted	150,615,232	150,615,232	57,714,400	100,346,612	100,346,612	57,714,400

Share-based compensation charges incurred during the period related to:

Cost of revenue	48	7	51	191	29	205
Selling expenses	107	16	116	455	69	414
General and administrative expenses	457	69	2,381	7,158	1,084	9,519
Research and development expenses	49	8	43	191	29	170

Total	661	100	2,591	7,995	1,211	10,308

China Kanghui Holdings

Reconciliations Of Non-GAAP Results To GAAP Results Of Operations Measures to the Nearest Comparable GAAP Measures

(RMB in thousands, except for share, ADS, per share data and per ADS data)

	Three months ended December 31,		Year ended December 31,
	2010 Unaudited	2009 Unaudited	2010 Unaudited	2009 Unaudited
Net revenue	72,285	54,311	242,754	184,331

Non-GAAP net income	28,190	19,404	107,702	85,275
Non-GAAP net margin	39.0%	35.7%	44.4%	46.3%
Share-based compensation	(661)	(2,591)	(7,995)	(10,308)

GAAP net income	27,529	16,813	99,707	74,967
GAAP net margin	38.1%	31.0%	41.1%	40.7%

Non GAAP earnings (loss) per share -Basic	0.21	(0.08)	0.39	(0.02)
Non GAAP earnings (loss) per share -Diluted	0.19	(0.08)	0.35	(0.02)
Non GAAP earnings (loss) per ADS -Basic	1.24	(0.50)	2.36	(0.14)
Non GAAP earnings (loss) per ADS -Diluted	1.12	(0.50)	2.08	(0.14)

GAAP earnings (loss) per share -Basic	0.20	(0.13)	0.30	(0.20)
GAAP earnings (loss) per share -Diluted	0.18	(0.13)	0.27	(0.20)
GAAP earnings (loss) per ADS -Basic	1.21	(0.77)	1.81	(1.22)
GAAP earnings (loss) per ADS -Diluted	1.10	(0.77)	1.60	(1.22)

Shares used in computation of:
Basic earnings (loss) per share	136,821,600	57,714,400	88,408,057	57,714,400
Diluted earnings (loss) per share	150,615,232	57,714,400	100,346,612	57,714,400
Basic earnings (loss) per ADS	22,803,600	9,619,067	14,734,676	9,619,067
Diluted earnings (loss) per ADS	25,102,539	9,619,067	16,724,435	9,619,067

Non-GAAP operating income	31,211	23,053	115,964	87,183
Non-GAAP operating margin	43.2%	42.4%	47.8%	47.3%
Share-based compensation	(661)	(2,591)	(7,995)	(10,308)
GAAP operating income	30,550	20,462	107,969	76,875

GAAP operating margin	42.3%	37.7%	44.5%	41.7%

Non-GAAP gross profit	52,352	39,264	171,638	129,817
Non-GAAP gross margin	72.4%	72.3%	70.7%	70.4%
Share-based compensation	(48)	(51)	(191)	(205)

GAAP gross profit	52,304	39,213	171,447	129,612
GAAP gross margin	72.4%	72.2%	70.6%	70.3%